UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                   SCHEDULE TO
                               (Amendment No. 15)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                     AVENTIS
                       (Name of Subject Company (Issuer))

                                 SANOFI-AVENTIS
                        (Name of Filing Person (Offeror))
                                ----------------

                                Ordinary Shares,
                   nominal value (euro)3.82 per Ordinary Share
                         (Title of Class of Securities)

                              ISIN No. FR0000130460
                      (CUSIP Number of Class of Securities)
                                ----------------

                           American Depositary Shares
                     (each representing one Ordinary Share)
                         (Title of Class of Securities)

                                    053561106
                      (CUSIP Number of Class of Securities)
                                ----------------

                                  John Spinnato
                  General Counsel, Vice President and Secretary
                             Sanofi-Synthelabo Inc.
                                 90 Park Avenue
                               New York, NY 10016
                              Tel : (212) 551-4000
            (Name, address and telephone number of person authorized
      to receive notices and communications on behalf of the filing person)

                                   Copies to:

             Jean-Claude Leroy                    David A. Katz, Esq.
           Senior Vice President             Wachtell, Lipton, Rosen & Katz
              Sanofi-Aventis                      51 West 52nd Street
           174 avenue de France                 New York, New York 10019
            75013 Paris, France                      (212) 403-1000
         Tel : + 33 1 53 77 40 00

|_| Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

|X|      Third party tender offer subject to Rule 14d-1

|_|      Issuer tender offer subject to Rule 13e-4

|_|      Going private transaction subject to Rule 13e-3

|_|      Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

         Sanofi-Aventis, a French societe anonyme, amends and supplements its Tender Offer Statement on Schedule TO, as amended (the "Schedule TO"), filed initially with the United States Securities and Exchange Commission on April 12, 2004 in connection with Sanofi-Aventis's offer to acquire (1) all ordinary shares, nominal value (euro)3.82 per share, of Aventis, a French societe anonyme, that are held by holders who are located in the United States and (2) all American Depositary Shares of Aventis (each an "Aventis ADS", and each Aventis ADS representing one Aventis ordinary share), held by holders wherever located, pursuant to the terms and subject to the conditions set forth in the definitive Prospectus, dated April 9, 2004, and the definitive Prospectus Supplement, dated May 27, 2004 (collectively, the "Prospectus"), and the related amended ADS Letter of Transmittal and amended Form of Acceptance (collectively with the Prospectus, and as amended and supplemented hereby, the "Revised U.S. Offer"). This amendment constitutes Amendment No. 15 to the Schedule TO and is the final amendment reporting the results of the tender offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule TO.

         In reliance on Section 13(d)(6)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Sanofi-Aventis has not filed a Schedule 13D to report its acquisition of the Aventis ordinary shares pursuant to its offers. Sanofi-Aventis intends to make any required filings on Schedule 13G in accordance with Rule 13d-1(d).

ITEM 1.  SUMMARY TERM SHEET

         Item  1  is  amended  and   supplemented   to  include  the   following
information:

         On September 16, 2004, Sanofi-Aventis announced that the AMF had published the definitive results of Sanofi-Aventis's offer for Aventis after the subsequent offering period. These results indicated that, as of the expiration of the subsequent offering period at 5:00 p.m. (Eastern Daylight Time) on September 6, 2004, in aggregate, an additional 21,397,038 Aventis ordinary shares had been tendered into the French, German and U.S. offers during the subsequent offer period (including an additional 709,640 Aventis ordinary shares underlying the Aventis ADSs tendered during the subsequent offering period of the U.S. offer). When combined with the 769,920,773 Aventis ordinary shares tendered into the offers during the initial offering periods that ended on July 30, 2004 (including 24,137,576 Aventis ordinary shares underlying the Aventis ADSs tendered in the U.S. offer), these results indicate that Sanofi-Aventis will hold 791,317,811 Aventis ordinary shares representing 98.03% of the share capital and 98.09% of the voting rights of Aventis, based on 807,204,134 shares and 806,750,129 voting rights outstanding as of August 31, 2004. After giving effect to the offers, on a fully-diluted basis, Sanofi-Aventis will hold 92.44% of the share capital and 92.49% of the voting rights of Aventis.

         The following  table  summarizes the number of Aventis  ordinary shares
(including Aventis ordinary shares represented by Aventis ADSs) that were accepted pursuant to the standard entitlement, the all stock election and the all cash election, respectively, after giving effect to the proration and allocation adjustments described in the Revised U.S. Offer:



                                                                SUBSEQUENT OFFERING
                                INITIAL OFFERING PERIOD               PERIOD (ENDED
ACCEPTED PURSUANT TO:             (ENDED JULY 30, 2004)          SEPTEMBER 6, 2004)                   TOTAL
----------------------------------------------------------------------------------------------------------------
STANDARD ENTITLEMENT                        664,561,361                   14,754,784            679,316,145
ALL STOCK ELECTION                           75,690,733                    4,771,829             80,462,562
ALL CASH ELECTION                            29,668,679                    1,870,425             31,539,104
                                        ---------------              ---------------          -------------
TOTAL                                       769,920,773                   21,397,038            791,317,811


ITEM 4.  TERMS OF THE TRANSACTION

          Item 4 is amended and supplemented to include the information set forth above under Item 1, which is incorporated in this Item 4 by reference.

ITEM 12.  EXHIBITS

          Item 12 is amended and supplemented to include the following exhibits:

                 (a)(5)(xxxx)        Presentation announcing the birth of
                                     Sanofi-Aventis first given to employees on September 15, 2004, and subsequently made available on the Sanofi-Aventis website
                                     (incorporated herein by reference to the filing made by Sanofi-Aventis pursuant to Rule 425(a) on September 15, 2004)

                 (a)(5)(xxxxi)       Press Release, dated September 16, 2004,
                                     announcing definitive results of the
                                     French, U.S. and German Offers after the subsequent offering periods (incorporated herein by reference to the filing made by Sanofi-Aventis pursuant to Rule 425(a) on September 16, 2004)

                 (a)(5)(xxxxii)      Press Release, dated September 16, 2004,
                                     announcing the new logo of Sanofi-Aventis
                                     (incorporated herein by reference to the filing made by Sanofi-Aventis pursuant to Rule 425(a) on September 16, 2004)

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                  SANOFI-AVENTIS


September 16, 2004                By    /s/ JEAN-CLAUDE LEROY
                                        ----------------------------------------
                                  Name:  Jean-Claude Leroy
                                  Title: Senior Vice President and
                                         Chief Financial Officer

                                  EXHIBIT INDEX

      EXHIBIT
      NUMBER                                             DESCRIPTION
      -------                                            -----------


(a)(1)(i)       ADS Letter of Transmittal (Aventis ADSs)*


(a)(1)(ii)      Notice of Guaranteed Delivery (Aventis ADSs)*

(a)(1)(iii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Aventis ADSs)*

(a)(1)(iv) Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Aventis ADSs)*

(a)(1)(v) Guidelines for Certification of Taxpayer Indemnification Number on Substitute Form W-9*

(a)(1)(vi)      Form of Acceptance for Aventis Ordinary Shares*

(a)(1)(vii) Technical Notice to French Financial Intermediaries and U.S. Custodians (Aventis ordinary shares)*

(a)(1)(viii)    Letter to Clients from Brokers, Dealers, Commercial Banks, Trust
                Companies and other Nominees (Aventis ordinary shares)*

(a)(1)(ix)      ADS  Letter  of   Transmittal   (Aventis   ADSs)  (Revised  U.S.
                Offer)****

(a)(1)(x)       Notice of  Guaranteed  Delivery  (Aventis  ADSs)  (Revised  U.S.
                Offer) ****

(a)(1)(xi) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Aventis ADSs) (Revised U.S. Offer) ****

(a)(1)(xii) Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Aventis ADSs) (Revised U.S. Offer)
                ****

(a)(1)(xiii)    Form of Acceptance  for Aventis  Ordinary  Shares  (Revised U.S.
                Offer) ****

(a)(1)(xiv) Technical Notice to French Financial Intermediaries and U.S. Custodians (Aventis ordinary shares) (Revised U.S. Offer) ****

(a)(1)(xv) Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Aventis ordinary shares) (Revised U.S. Offer) ****

(a)(2)          None

(a)(3)          Not applicable

(a)(4)          Prospectus,   dated  April  9,  2004  (incorporated   herein  by
                reference to the filing made by Sanofi-Synthelabo pursuant to Rule 424(b)(5) on April 12, 2004 (File no: 333-112314))

(a)(4)(ii) Preliminary Prospectus Supplement, dated May 4, 2004 (incorporated herein by reference to Post-Effective Amendment No. 1 to Sanofi-Synthelabo's Registration Statement on Form F-4, dated May 5, 2004 (File no: 333-112314))

(a)(4)(iii) Definitive Prospectus Supplement, dated May 27, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 424(b)(5) on May 28, 2004 (File no: 333-112314))

(a)(5)(i) Press release announcing the offer for Aventis, dated January 26, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on January 26, 2004)

(a)(5)(ii) Press release announcing commencement of U.S. offer, dated April 12, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 12, 2004)

(a)(5)(iii) Text of newspaper advertisement dated April 12, 2004 and published in the Wall Street Journal*

(a)(5)(iv) Press release announcing the entry into an agreement with GlaxoSmithKline regarding the divestiture of Arixtra(R), Fraxiparine(R) and related assets, dated April 13, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 13, 2004)

(a)(5)(v) Press release announcing the decision of Board of Directors of Sanofi-Synthelabo to distribute an

      EXHIBIT
      NUMBER                                             DESCRIPTION
      -------                                            -----------


                interim dividend, dated April 15, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 15, 2004)

(a)(5)(vi) Complaint of Aventis, dated April 19, 2004, filed in the United States District Court for the District of New Jersey**

(a)(5)(vii) Press release announcing improved friendly offer, dated April 26, 2004 (incorporated herein by reference to Sanofi-Synthelabo's Form 6-K furnished to the SEC on April 26,
                2004)

(a)(5)(viii)    Presentation given by Mr.  Jean-Francois Dehecq in Paris, France at an Information Meeting announcing the improved friendly offer
                (incorporated   herein  by  reference  to  the  filing  made  by
                Sanofi-Synthelabo pursuant to Rule 425(a) on April 26, 2004)

(a)(5)(ix) Press release announcing the European Commission's approval of the proposed acquisition of Aventis by Sanofi-Synthelabo, dated April 27, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 27,
                2004)

(a)(5)(x) Press release announcing the postponement of the general meeting of Sanofi-Synthelabo shareholders, dated May 4, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on May 4, 2004)

(a)(5)(xi) Press release announcing issuance of request for additional information by U.S. Federal Trade Commission, dated May 5, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on May 5, 2004)

(a)(5)(xii) Press release announcing rescheduling of general meeting of Sanofi-Synthelabo shareholders for June 23, 2003, dated May 14, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on May 14, 2004)

(a)(5)(xiii)    Press  release  announcing,  among other  things,  nominees  for election as directors of  Sanofi-Synthelabo,  dated May 26, 2004
                (incorporated   herein  by  reference  to  the  filing  made  by
                Sanofi-Synthelabo pursuant to Rule 425(a) on May 26, 2004)

(a)(5)(xiv) Press release announcing extension of U.S. offer to June 30, 2004, dated May 26, 2004, (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on May 26, 2004)

(a)(5)(xv) Text of newspaper advertisement dated May 28, 2004 and published in the Wall Street Journal****

(a)(5)(xvi) Press release confirming extension of U.S. offer until June 30, 2004, dated June 1, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on June 1, 2004)

(a)(5)(xvii)    Press release  regarding new indications  for Arixtra(R),  dated
                June 4, 2004  (incorporated  herein by  reference  to the filing made by  Sanofi-Synthelabo  pursuant  to Rule  425(a) on June 4,
                2004)

(a)(5)(xviii)   Employee  communication  regarding the offers,  published in "La
                Lettre Bleue No. 2", dated June 7, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on June 7, 2004)

(a)(5)(xix) Press release announcing adjusted offer consideration after confirmation of Aventis dividend, dated June 14, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on June 14, 2004)

(a)(5)(xx) Press Release, dated June 21, 2004, announcing the draft structure of SANOFI-AVENTIS Management Committee (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on June 22, 2004)

(a)(5)(xxi) Press Release, dated June 22, 2004, announcing the AMF's decision to postpone the closing date of Sanofi-Synthelabo's Offer for Aventis until July 30, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on June 22, 2004)

(a)(5)(xxii)    Press Release,  dated June 23, 2004, confirming the extension of
                the  U.S.   Offer,   the  French  Offer  and  the  German  Offer
                (incorporated   herein  by  reference  to  the  filing  made  by
                Sanofi-Synthelabo

      EXHIBIT
      NUMBER                                             DESCRIPTION
      -------                                            -----------


                pursuant to Rule 425(a) on June 23, 2004)

(a)(5)(xxiii)   Presentation  given  by  Mr.   Jean-Francois  Dehecq  and  other
                Sanofi-Synthelabo  executives in Paris, France at Annual General
                Meeting  of  Sanofi-Synthelabo  shareholders  on June  23,  2004
                (incorporated   herein  by  reference  to  the  filing  made  by
                Sanofi-Synthelabo pursuant to Rule 425(a) on June 23, 2004)

(a)(5)(xxiv)    Press  Release,  dated June 24, 2004,  announcing the results of
                Annual  General   Meeting  of   Sanofi-Synthelabo   shareholders
                (incorporated   herein  by  reference  to  the  filing  made  by
                Sanofi-Synthelabo pursuant to Rule 425(a) on June 24, 2004)

(a)(5)(xxv) Press Release, dated June 25, 2004, announcing that Sanofi-Synthelabo and Pfizer have concluded an agreement on the divestment of Campto(R) (Irinotecan), conditional upon completion of Sanofi-Synthelabo's offer for Aventis (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on June 25, 2004)

(a)(5)(xxvi)    Press  Release,  dated July 15, 2004,  announcing  that the U.S.
                Federal Trade  Commission's  Bureau of Competition and Economics
                has  completed  its  review  of   Sanofi-Synthelabo's   proposed
                acquisition of Aventis (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on July
                15, 2004)

(a)(5)(xxvii)   Press    Release,    dated    July    21,    2004,    announcing
                Sanofi-Synthelabo's consolidated sales for the first half of 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on July 21, 2004)

(a)(5)(xxviii)  Press  Release,  dated July 29, 2004,  announcing  that the U.S.
                Federal Trade Commission has accepted Sanofi-Synthelabo's consent decree (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on July 29,
                2004)

(a)(5)(xxix)    Press Release, dated July 31, 2004, announcing the expiration of the tender  period  for  Sanofi-Synthelabo's  offer for  Aventis
                (incorporated   herein  by  reference  to  the  filing  made  by
                Sanofi-Synthelabo pursuant to Rule 425(a) on August 2, 2004)

(a)(5)(xxx) Press Release, dated August 9, 2004, announcing the provisional results of Sanofi-Synthelabo's offer for Aventis (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on August 9, 2004)

(a)(5)(xxxi)    Press Release,  dated August 12, 2004, announcing the definitive results of Sanofi-Synthelabo's offer for Aventis (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on August 12, 2004)

(a)(5)(xxxii)   English  translation  of text of  advertisement  required  to be published by  Sanofi-Synthelabo in Les Echos on August 13, 2004,
                announcing  the  opening  of  the  subsequent   offering  period
                (incorporated   herein  by  reference  to  the  filing  made  by
                Sanofi-Synthelabo pursuant to Rule 425(a) on August 13, 2004)

(a)(5)(xxxiii)  Press Release,  dated August 20, 2004,  announcing the change in name of Sanofi-Synthelabo to Sanofi-Aventis and the settlement of the offers (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on August 20,
                2004)

(a)(5)(xxxiv)   Press Release, dated August 30, 2004, announcing the appointment of  Olivier  Jacquesson  as  head  of  Business  Development  of
                Sanofi-Aventis  (incorporated  herein by reference to the filing made by  Sanofi-Aventis  pursuant  to Rule  425(a) on August 30,
                2004)

(a)(5)(xxxv)    Press Release,  dated August 31, 2004, announcing the results of
                Sanofi-Synthelabo for the first half of 2004 (incorporated herein by reference to the filing made by Sanofi-Aventis pursuant to Rule 425(a) on August 31, 2004)

(a)(5)(xxxvi)   Presentation, dated August 31, 2004, given by representatives of
                Sanofi-Aventis  during a conference call for financial analysts, institutional  investors  and  journalists  on August  31,  2004
                (incorporated   herein  by  reference  to  the  filing  made  by
                Sanofi-Aventis pursuant to Rule 425(a) on August 31, 2004)

(a)(5)(xxxvii)  Advertisement  summarizing  Sanofi-Synthelabo's  results for the first half of 2004 published in the

      EXHIBIT
      NUMBER                                             DESCRIPTION
      -------                                            -----------

                Financial  Times  --  European  Edition  on  September  3,  2004
                (incorporated   herein  by  reference  to  the  filing  made  by
                Sanofi-Aventis pursuant to Rule 425(a) on September 3, 2004)

(a)(5)(xxxviii) English  translation of text of a required  advertisement  to be published by Sanofi-Aventis in Le Figaro on September 4, 2004 and in Les Echos on September 6, 2004), announcing that Sanofi-Aventis is studying the possibility of merging Aventis into Sanofi-Aventis (incorporated herein by reference to the filing made by Sanofi-Aventis pursuant to Rule 425(a) on September 3, 2004)

(a)(5)(xxxix)   Press Release,  dated September 7, 2004,  announcing  closing of subsequent  offering  periods  in the  French,  U.S.  and German
                Offers (incorporated herein by reference to the filing made by Sanofi-Aventis pursuant to Rule 425(a) on September 7, 2004)

(a)(5)(xxxx)    Presentation  announcing the birth of Sanofi-Aventis first given to employees on September 15, 2004, and subsequently made available on the Sanofi-Aventis website (incorporated herein by reference to the filing made by Sanofi-Aventis pursuant to Rule
                425(a) on September 15, 2004)

(a)(5)(xxxxi)   Press Release,  dated September 16, 2004,  announcing definitive results of the French, U.S. and German Offers after the subsequent offering periods (incorporated herein by reference to the filing made by Sanofi-Aventis pursuant to Rule 425(a) on September 16, 2004)

(a)(5)(xxxxii)  Press Release, dated September 16, 2004, announcing the new logo of Sanofi-Aventis (incorporated herein by reference to the filing made by Sanofi-Aventis pursuant to Rule 425(a) on September 16, 2004)

(b)(1) Credit Facility Agreement, dated 25 January 2004 (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-4 filed by Sanofi-Synthelabo (File No. 333-112314))

(b)(2) Credit Facility Agreement, dated 26 April 2004 (incorporated herein by reference to Exhibit 10.5 of the Post-Effective Amendment No. 1 to Sanofi-Synthelabo's Registration Statement on Form F-4, dated May 5, 2004 (File no: 333-112314))

(d)(1)          Agreement,  dated April 25, 2004, between  Sanofi-Synthelabo and
                Aventis***

(d)(2)          Letter  from  Mr.   Jean-Francois  Dehecq  to  Mr.  Igor  Landau
                confirming   certain  severance  and  other   employment-related
                benefits of Mr. Landau***

(d)(3) Amendment Agreement, dated May 19, 2004, amending Schedule 1 to the Agreement, dated April 25, 2004, between Aventis and Sanofi-Synthelabo (incorporated herein by reference to Exhibit
                99.1 to Sanofi-Synthelabo's Form 6-K, dated May 21, 2004 (File No. 001-31368))

(g)             None

(h)(1) Opinion of Wachtell, Lipton, Rosen & Katz regarding certain United States federal income tax matters (incorporated herein by reference to Exhibit 8.1 to the Registration Statement on Form F-4 filed by Sanofi-Synthelabo (File No. 333-112314))

(h)(2)          Opinion of  Linklaters  regarding  certain  French  tax  matters
                (incorporated herein by reference to Exhibit 8.2 to the Registration Statement on Form F-4 filed by Sanofi-Synthelabo (File No. 333-112314))

--------------------

*   Previously filed on Schedule TO dated April 12, 2004.
** Previously filed on Amendment No. 1 to the Schedule TO dated April 20, 2004. *** Previously filed on Amendment No. 2 to the Schedule TO dated April 26, 2004. **** Previously filed on Amendment No. 4 to the Schedule TO dated May 28, 2004.